July 17, 2018 VIA EDGAR Ms. Rebecca Marquigny Division of Investment Management U.S. Securities and Exchange Commission 100 F. Street, NE Washington, DC 20549	11 Greenway Plaza Suite 1000 Houston, Texas 77046-1173 Telephone +713 214 1344 Facsimile +713 214 4663 invesco.com/us

Re:	AIM Investment Securities Funds (Invesco Investment Securities Funds) (the “Registrant”)

Response to Staff Comments on Preliminary Proxy Statement

Investment Company Act File No. 811-05686

CIK No. 0000842790

Dear Ms. Marquigny:

This letter responds to comments provided by the staff of the Division of Investment Management of the Securities and Exchange Commission to the undersigned on June 29, 2018, to the preliminary proxy materials consisting of a notice of special meeting of shareholders, a proxy statement and form of proxy filed on June 22, 2018 on behalf of the Invesco U.S. Government Fund (to be renamed Invesco Income Fund effective July 26, 2018) (the “Fund”), a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).

The preliminary proxy materials relate to a Special Meeting of Shareholders of the Fund to be held on September 20, 2018 (the “Meeting”). The Meeting is to be held for the purpose of considering a proposal to modify the Fund’s fundamental concentration policy to provide that the Fund will concentrate its investments in the real estate finance industry.

The substance of the staff’s comments has been restated below in italicized text. The Registrant’s responses to the staff’s comments are set out immediately under the restated comment.

Comment 1:	The class identifiers for the Fund’s Class B shares and Class T shares were not included in the EDGAR submission for the Preliminary Proxy Statement. Please explain why the identifiers for these share classes were omitted. If these share classes are no longer active, please update EDGAR to indicate that these share classes are no longer active.

Response 1:	The class identifiers for Class B and Class T shares of the Fund were omitted because the Fund does not have any Class B shares outstanding and Class T shares have not yet been issued. The Registrant confirms that the EDGAR database has been updated to reflect that the Fund’s Class B shares, which are no longer offered, are inactive. The Registrant confirms that the EDGAR database will be updated to reflect that the Fund’s Class T shares are inactive.

Comment 2:	In the section entitled “Questions About the Proposal” under the heading “Voting Procedures – How do I vote by proxy?” the disclosure states that shareholders must complete their proxy card and “send it to us in time” to vote at the meeting. Please clarify this statement by indicating when a proxy must be received by the Fund or by the proxy solicitor to count at the Meeting.

Response 2:

The disclosure has been revised to include the following question and answer:

What is the deadline to submit my proxy by mail, by telephone or the internet?

If you choose to vote by proxy, we must receive your proxy in time to be voted at the Meeting or any adjournments or postponements thereof, which means the proxy must be received prior to the closing of the polls of the Meeting or any adjournment or postponements thereof. All proxies must be delivered to the Secretary of the Fund before being voted. To ensure we receive your

Rebecca Marquigny

U.S. Securities and Exchange Commission

July 17, 2018

proxy in time, we urge you to mail your proxy card(s) or record your voting instructions by telephone or via the internet today.

Comment 3:	In the section entitled “Questions About the Proposal” under the heading “Additional Information Regarding Voting at the Meeting – How may a shareholder proposal be submitted?” the disclosure states that shareholder proposals must be received “a reasonable time” before the Fund begins to print and send its proxy materials to be considered for inclusion in the Fund’s proxy statement. Please revise the disclosure to help shareholders understand the due date for such proposals.

Response 3:	The Registrant respectfully declines to revise the disclosure as the current disclosure is consistent with Rule 14a-8(e) under the Exchange Act, which states that the deadline to submit shareholder proposals for a meeting of shareholders, other than a regularly scheduled annual meeting, is a “reasonable time before the company begins to print and send its proxy materials.” The Registrant submits that it generally announces special shareholder meetings in sufficient time in advance of mailing proxy materials for shareholders to submit a proposal to be considered for inclusion at the meeting. Further, since the timing of special meetings is not generally predictable, the Registrant believes that attempting to describe the specific circumstances under which a shareholder proposal would be timely for purposes of Rule 14a-8(e) under the Exchange Act risks confusing shareholders.

Comment 4:	Supplementally explain to the staff the extent to which the Fund will invest in non-agency commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”) rated below investment-grade.

Response 4:	The Fund currently expects to invest approximately up to 10% of its total assets in a combination of non-agency CMBS and RMBS rated below investment-grade.

Comment 5:	Supplementally explain to the staff when the Registrant will file a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), to reflect the changes to the Fund’s principal investment strategies.

Response 5:	The Registrant will file a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act to reflect the changes to the Fund’s principal investment strategies at least 60 days prior to the date the Fund is next required to amend its Registration Statement in accordance with Rule 8b-16 under the 1940 Act.

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Should you have any questions concerning the above, please call the undersigned at 713 214 1344.

Sincerely,

/s/ Louis O. Ducote
Louis O. Ducote

cc:	Peter Davidson, Esq., Invesco Advisers, Inc.

Elizabeth Nelson, Esq., Invesco Advisers, Inc.

Matthew R. DiClemente, Esq., Stradley Ronon Stevens & Young, LLP

Mena Ryley Larmour, Esq., Stradley Ronon Stevens & Young, LLP